Exhibit 5.02

Stuart Ruddy stuart.ruddy@FaegreBD.com Direct +1 515 447 4709	Faegre Baker Daniels LLP 801 Grand Avenue Suite 3100 Des Moines Iowa 50309-8002 Phone +1 515 248 9000 Fax +1 515 248 9010

October 10, 2012

Northern States Power Company
1414 West Hamilton Avenue
Eau Claire, Wisconsin 54701

Re:	$100,000,000 in Principal Amount of Northern States Power Company’s First
Mortgage Bonds, Series due October 1, 2042

Ladies and Gentlemen:

We have acted as counsel for Northern States Power Company, a Wisconsin corporation (the “Company”), in connection with the issuance of $100,000,000 in principal amount of the Company’s First Mortgage Bonds, Series due October 1, 2042 (the “Bonds”). The Bonds will be issued pursuant to the Company’s Indenture to U.S. Bank National Association as successor trustee (the “Trustee”) dated April 1, 1947, as supplemented and restated by the Company’s Supplemental and Restated Trust Indenture to the Trustee dated March 1, 1991 (the “Restated Indenture”), and as further supplemented by the Supplemental Trust Indenture to the Trustee dated as of October 1, 2012 (the “Supplemental Indenture”). The Restated Indenture, as previously supplemented and as supplemented by the Supplemental Indenture, is hereinafter referred to as the “Indenture”. The Bonds will be sold pursuant to the Underwriting Agreement, dated October 2, 2012 (the “Underwriting Agreement”), by and between the Company and Citigroup Global Markets Inc. and Mitsubishi UFJ Securities (USA), Inc. (collectively, the “Underwriters”).

We have reviewed and relied upon such documents, records, certifications and instruments as we have deemed necessary or appropriate for the purposes of this opinion.

Northern States Power Company
October 10, 2012

Based on the foregoing, and subject to the assumptions and qualifications noted elsewhere in this opinion, we are of the opinion that the Bonds, when they are duly executed by the Company and duly authenticated by the Trustee in accordance with the Indenture and issued and delivered to the Underwriters against payment therefor in accordance with the terms of the Underwriting Agreement, will be valid and binding obligations of the Company, subject to (i) applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent transfer, fraudulent conveyance, voidable preference, receivership and other laws of general application affecting creditors’ rights and the rights of mortgagees and other secured parties generally and state laws which affect the enforcement of certain remedial provisions, (ii) general principles of equity, including without limitation, concepts of materiality, reasonableness, good faith, fair dealing and the possible unavailability of specific performance, injunctive relief or other equitable remedies, whether considered in a proceeding in equity or at law, (iii) public policy considerations that may limit the rights of parties to obtain specific remedies or enforce specific terms, and (iv) governmental authority to limit, delay or prohibit the making of payments outside the United States. We express no opinion as to the enforceability or effect of any provision in the Bonds that (i) authorizes one party to act as attorney-in-fact for another party, (ii) provides for the waiver of legal or equitable defenses or other procedural, judicial or substantive rights, or (iii) unreasonably restricts the ability of the Company to transfer any property.

The foregoing opinions assume that (a) the Trustee has satisfied those legal requirements that are applicable to it to the extent necessary to make the Indenture enforceable against it, (b) the Trustee and the holders of the Bonds issued under the Indenture have complied with all legal requirements pertaining to their status as such status relates to their rights to enforce the Indenture and the Bonds against the Company, (c) the Company has obtained all consents and approvals required to enable it to execute, deliver and perform its obligations under, and consummate the transactions contemplated by, the Indenture and the Bonds, and such execution, delivery, performance and consummation do not, and at all relevant times will not, violate or conflict with any law, rule, regulation, order, decree, judgment, instrument or agreement binding upon the Company or its properties, and (d) the Bonds will be issued upon receipt by the Company of the consideration therefor specified in the Underwriting Agreement.

We have relied as to certain relevant factual matters upon certificates of public officials and certificates of and/or information provided by officers and employees of the Company as to the accuracy of such factual matters without independent verification thereof or other investigation. We have also relied, without investigation, upon the following assumptions: (a) natural persons acting on behalf of the Company have sufficient legal capacity to enter into and perform, on behalf of the Company, the transaction in question or carry out their role in it, (b) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine, (c) there are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of any instrument or agreement relevant hereto, (d) all statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law of any relevant jurisdiction are generally available (i.e., in terms of access and distribution following publication or other release) to lawyers practicing in states other than Wisconsin, and are in a format that makes legal research reasonably feasible, and (e) the constitutionality or validity of a relevant statute, rule, regulation or agency action is not in issue unless a published decision in the relevant jurisdiction has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity. To the extent our opinion addresses the satisfaction of regulatory preconditions to the issuance and sale of the Bonds, we have relied, with the Company’s consent, upon the opinion of even date herewith addressed to the Company by James L. Altman, and we have made no independent examination of that matter. All assumptions, qualifications and exceptions in such opinion are incorporated herein by reference.

Northern States Power Company
October 10, 2012

The opinion herein expressed is limited to the specific issue addressed and to documents and laws existing on the date hereof. By rendering our opinion, we do not undertake to advise you with respect to any other matter or of any change in such documents and laws or in the interpretation thereof which may occur after the date hereof.

Our opinion herein is limited to the laws of the State of Wisconsin of general application. We have assumed that the choice of Wisconsin law to govern the Indenture and the Bonds will be upheld. We express no opinion concerning local laws, ordinances or regulations, tax laws or laws relating to the obligations of fiduciaries.

We hereby consent to the filing of this opinion as an exhibit to the Current Report on Form 8-K dated the date hereof filed by the Company and incorporated by reference into the Registration Statement on Form S-3, as amended (Reg. No. 333-182404) (the “Registration Statement”), filed by the Company to effect the registration of the Bonds under the Securities Act of 1933 (the “Act”), without implying or admitting that we are in the category of persons whose consent is required under the Act, or other rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this exhibit.

Very truly yours,

FAEGRE BAKER DANIELS LLP

By	/s/ Stuart Ruddy
Stuart Ruddy